FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2005

Commission File Number: 001-31274

SODEXHO ALLIANCE, SA
(Translation of registrant’s name into English)

3, avenue Newton
78180 Montigny - le - Bretonneux
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____             No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ____             No    X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____             No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SODEXHO ALLIANCE, SA

TABLE OF CONTENTS

  Item

1.	Fiscal 2005 results in line with objectives.

2

Item 1

Fiscal 2005 results in line with objectives

Organic revenue growth: +4.3% EBITA increase: +5% at constant exchange rates Net Debt reduced by €344 million to €575 million Proposed dividend increase: +7% to 0.75€ per share

Paris, November 17, 2005. SODEXHO ALLIANCE (Euronext Paris FR0000121220 - SW / NYSE:SDX) – On November 15, 2005, the Sodexho Alliance Board of Directors met under the chairmanship of Pierre Bellon to close the accounts for the year ended August 31, 2005 and to propose for shareholder approval a 7 % dividend increase.

Overview of Fiscal 2005 financial performance
French GAAP(1)

			% Change	% Change
In millions of euro	Fiscal 2005	Fiscal 2004	(current	(constant
			exchange rates)(2)	exchange rates)

Revenues	11,672	11,494	+1.5%	+3.9%
Organic growth	4.3%	4.1%

EBITA	530	515	+2.8%	+5.0%

Net financial expense	(103)	(118)	+12.8%	+10.7%

Net exceptional expense	(95)	(33)	n.m.	n.m.

Income tax	(103)	(109)	n.m.	n.m.

Group net income	159	183	-13.5%	-11.1%

Group net income,
excluding resolution of US	197	-	+7.6	+9.9%
litigation

Earnings per Share	1.0	1.15	-13.5%	-11.1%
(in euro)(3)

Earnings per share
excluding resolution of US	1.24	1.15	+7.6%	+9.9%
litigation (in euro)

(1) The transition to International Financial Reporting Standards (IFRS) will begin in Fiscal 2006
(2) The US dollar declined by 5.3 % against the euro during Fiscal 2005
(3) As of August 31, 2005, earnings per share on a fully diluted number of shares is identical

With organic revenue growth[1] of 4.3 % and a progression of 5 % in EBITA (at constant exchange rates), the Group‘s financial results were in line with the objectives set by the Board at the start of the fiscal year.

[1]Organic growth : increase in revenues at constant consolidation scope and exchange rates

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Group net income for Fiscal 2005 of 159 million euros included an exceptional expense, net of taxes, of 38 million euros related to the settlement in April 2005 of the class action law suit in the United States. To avoid protracted proceedings and without admitting any liability, Sodexho chose to settle the class action law suit. Excluding the effect of the resolution of this litigation, Group net income would have risen by nearly 8 % or 10 % at constant exchange rates.

Net cash flow from operating activities reached record levels and resulted in a reduction of net debt to 575 million euros as of August 31, 2005. This demonstrates the strength of the Group’s financial model.

Given these elements, the Board of Directors will ask shareholders to approve an increase of 7 % in the dividend, to 0.75 euro per share, at the Annual General Meeting of January 31, 2006.
Organic revenue growth: + 4.3%

In Food & Management Services, revenues totaled 11.4 billion euros. Organic growth of 4.1 % reflects a sharp increase in the Healthcare segment (+ 6.2%), continued robust growth in the Education segment (+ 4.5%) as well as positive growth in the Business and Industry segment (+ 2.8%).

In North America, organic revenue growth accelerated during Fiscal 2005 to 4.4%. In Continental Europe, revenues rose by 4.1%. In the UK, the revenue decline of 2.6 % was much improved over the prior year’s performance. Double digit growth rates were achieved in Latin America, in Asia and in Remote Sites.

In Service Vouchers & Cards, revenues totaled 280 million euros. Organic revenue growth accelerated sharply reaching 13.2%, driven principally by issue volumes of 5.3 billion euros, up year on year by 8.9% (at constant consolidation scope and exchange rates).

EBITA: + 5 % at constant exchange rates

Consolidated EBITA amounted to 530 million euros.

This sound operating performance includes investments made during the year to reinforce the sales teams and to strengthen client retention initiatives, including the roll out of the “Clients for Life®” program, as well as costs associated with the transition to IFRS and the Group’s initiative to refine risk assessment and control.

EBITA growth was particularly strong in Service Vouchers and Cards (+ 20.5%) as a result of good volume growth and a more favorable interest rate environment.

In Food and Management Services (1):
Operating profit also progressed sharply in Continental Europe (+19%), as a result of site and overhead efficiencies, notably in France.

  In North America, EBITA declined by close to 2.6% year on year. The subsidiary recorded initial benefits from the implementation of new management systems for site managers in the Education segment. However, two items weighed on its performance: first, doubtful debt provisions constituted in the last months of the year against receivables in the Healthcare segment, and second, poor profit performance with the US Marine Corps contract; as is common in federal contracts of this nature, certain modifications to level and scope of services are taking time to review and discuss.

(1) % changes are expressed at constant exchange rates

2/10

  In the United Kingdom and Ireland, Sodexho achieved strong improvements in site productivity. However, EBITA was broadly comparable to the prior year, as planned reinvestment continued in the areas of sales, client retention and offer development.

In the Rest of the World, which includes Latin America, Asia – Oceania and Remote Sites, and excluding the Rugby World Cup in Australia in 2003, EBITA rose 16%.
Accordingly, the Group operating margin for Fiscal 2005 increased slightly to +4.5%.

Fiscal 2005 impacted by net exceptional expense

Exceptional expense totaled 95 million euros, and included:
-	62 million euros relating to the resolution of the US litigation.
-	10 million euros relating to reorganization costs in the United Kingdom, principally property rationalization and headcount reductions.
-	Provisions totaling 7 million euros for stock option plans and 5 million euros for various legal disputes.

Group net income up 7.6 % to 197 million euros (excluding resolution of US litigation)

A decrease in net interest expense and a low effective tax rate contributed to an increase in Group net income, excluding the charges relating to the resolution of the US litigation. Earnings per share increased by the same proportion.

Balance sheet strengthened by substantial net cash flow from operating activities

Net cash flow from operating activities totaled 655 million euros, up by 7 % as compared to the prior year. This includes inflows of 229 million euros from working capital variations resulting from a number of positive factors:

Continued growth, Good control over client credit in Food and Management Services, Strong issue volumes in Service Vouchers and Cards in the last months of the fiscal year.

As a result, net debt decreased during the year by 344 million euros (including a 36 million euros currency effect) to 575 million euros, and now represents only 27 % of Group shareholder’s equity as compared to 52 % two years ago.

Outlook for Fiscal 2006

In Europe, the economic environment remains challenging, nevertheless Sodexho has recently enjoyed good sales activity in France. In the UK, Sodexho still targets a return to slightly positive growth by the end of the current fiscal year. The Group continues to record solid performance in Latin America, Asia, Remote Sites and Service Vouchers and Cards.

In North America, and in New Orleans in particular, Sodexho has a leading market share in the higher education and healthcare segments. The hurricane damage in September in the Southern part of the United States will have a negative impact on profit growth for Sodexho in North America for the current fiscal year. In particular, the timing of the reopening of approximately ten large accounts in this region is currently uncertain.

3/10

On this basis (excluding currency effects and using comparable accounting standards), Sodexho is targeting the following objectives for Fiscal 2006:

•	Revenue growth of between +4.5% and +5%

•	An increase in operating profit of between +5% and +6%.

Michel Landel, Chief Executive Officer of SODEXHO ALLIANCE, said: “Considering the potential within our markets, the real strength of our global network and our excellent financial model, I am confident in the Group’s ability to accelerate annual revenue growth to the objective of 7 % in the medium term. We remain strongly focused on our strategic priorities:

• Accelerating profitable growth by improving client retention, increasing revenues on existing sites, developing our multiservice offerings and winning new clients.

• Developing our human resources, notably by reinforcing our succession planning, the roll- out of new training programs, and continuing initiatives to promote diversity within the Group.

• Improving our competitiveness and operating margin by investing in procurement, systems and tools to support our site managers improve productivity, and by leveraging organization efficiencies.

• Finally, by improving risk assessment and control and by the widespread implementation of best practices.”

♦	About SODEXHO ALLIANCE

SODEXHO ALLIANCE is the leading global provider of Food and Management services, with more than 324,000 employees on 26,700 sites in 76 countries. Listed on Euronext Paris and on the New York Stock Exchange, the Group’s current market capitalization is 5.5 billion euros.

♦	Contacts
Press: William Mengebier
Tel: + 33 (1) 30 85 74 18 – Fax: + 33 (1) 30 85 50 10
E-mail: william.mengebier@sodexhoalliance.com
Nathalie Solimena
Tél : + 33 (1) 30 85 73 29 – Fax : + 33 (1) 30 85 50 10
E-mail : nathalie.solimena@sodexhoalliance.com

Investor Relations: Jean-Jacques Vironda
Tel: + 33 (1) 30 85 72 03 – Fax + 33 (1) 30 85 50 05
E-mail : jean-jacques.vironda@sodexhoalliance.com

This press release contains ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. These include, but are not limited to, statements regarding anticipated future events and financial performance with respect to our operations. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like ‘believe’, ‘expect,’ ‘anticipate,’ ‘estimated‘, ‘project‘, ‘plan’ ‘pro forma,’ and 'intend’ or future or conditional verbs such as ‘will,’ ‘would,’ or ‘may.’ Factors that could cause actual results to differ materially from expected results include, but are not limited to, those set forth in our Registration Statement on Form 20-F, as filed with the Securities and Exchange Commission (SEC), the competitive environment in which we operate, changes in general economic conditions and changes in the French, American and/or global financial and/or capital markets. Forward-looking statements represent management’s views as of the date they are made, and we assume no obligation to update any forward-looking statements for actual events occurring after that date. You are cautioned not to place undue reliance on our forward-looking statements.

4/10

♦	Analyst and journalist meeting

SODEXHO ALLIANCE will hold today an analyst and journalist meeting at Espace Etoile-St-Honoré, 23, rue Balzac, 75008 Paris.

The meeting will be webcast and will begin at 8:30 am (Paris time). A slideshow presentation will be available on the following link www.sodexho.com, under the “latest news” section, beginning at 7:30 a.m.

The call-in access number is + 33 1 72 26 01 28.

♦	Financial Calendar

♦	First quarter 2005-2006 revenues (IFRS)

Wednesday, January 11 at 8:30 am (Paris time), with a conference call immediately following.

♦	Annual Shareholders’ Meeting

January 31, 2006 at 16:30 pm (Paris time) at the Palais des Congrès (Porte Maillot, Paris).

The above dates are provided for information only and are subject to change.

5/10

APPENDIX 1

New contracts

Among the new contracts signed during fiscal 2004-2005 :

in Food and Management Services :

•	North America : General Electric (11 sites 6,600 people), Johnson Space Center, Houston (9,000 people), Capital One (3 sites 21,900 people), Verizon Wireless (22 sites 17,700 people) Cincinnati Museum Center (3,000 people) in Business & Industry.
Health & Hospitals Corp of NY (16 sites – 8,400 beds), Memorial Hermann Healthcare System (12 sites, 2,000 beds) in Healthcare.
St. John’s University, Jamaica, New York (14,900 students), Portland State University (14,800 students) and York University, Toronto (50,000 students) in Education.

•	Continental Europe, T-Online in Germany (3,000 people), ORF Austrian Broadcast, Vienna (3,400 people), Fortis Banque, Brussels (24,600 people), University of Turin, Italy (1,000 students), Hôpital Francisco Xavier, Portugal (1,200 beds), Russian Aluminium, Russia (2 sites, 4,000 people), Ensco, Denmark

•	France, Airbus, Blagnac (500 people), Thalès (1,600 people), CEA Cadarache (6,000 people), Natexis Banques Populaires (2,100 people), Hôpital Européen Georges Pompidou, Paris (800 beds), APHP, Paris (3,400 beds).

•	UK and Ireland, West Yorkshire Police (500 people), Foreign & Commonwealth Office (3 sites – 2,000 people), Queen Mary Hospital, Catterick Garrison.

•	Latin America, Novartis, Cartago, Costa Rica (300 people), Compania do Rio Vale Doce for 5 mines in Brazil, Mine de Cuivre Las Bambas for Xsatra (Peru), Minera Santa Cruz (300 people).

•	Asia, Bristol Myers Squibb, Guangzhou (300 people), Bridgestone Tyre Company, Shenyang, Caterpillar Asia, Singapore.

In Service Vouchers and Cards : constant innovation has responded to the needs of companies such as La Poste in Belgium (Gift Pass), Romanian Railways in Romania (Meal Pass), Telsul in Brazil (Meal Pass) or Wipro Technologies in India (Meal Pass) and to the needs of organizations such as the Communauté Française in Belgium (Leisure Pass).

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		APPENDIX 2
SODEXHO GROUP
CONSOLIDATED BALANCE SHEET	in millions of euro

	August 31,	August 31,	August 31,
	2005	2004	2004

Fixed and intangible assets, net
Goodwill	1 338	1 394	1 492
Intangible assets	2 476	2 519	2 686
Property, plant and equipment	365	362	379
Financial investments	77	66	64
Equity method investees	25	14	19
Total fixed and intangible assets, net	4 281	4 355	4 640

Current and other assets
Inventories	177	163	170
Accounts receivable, net	1 508	1 368	1 383
Prepaid expenses, other receivables and other assets	628	552	637
Marketable securities	647	536	542
Restricted cash	206	168	166
Cash	513	505	570
Total current and other assets	3 679	3 292	3 468

Total assets	7 960	7 647	8 108

Group shareholders' equity
Common stock	636	636	636
Additional paid in capital	1 186	1 186	1 186
Consolidated reserves	314	370	427
Total group shareholders' equity	2 136	2 192	2 249

Minority interests	20	25	66

Provisions for contingencies and losses	172	93	89

Liabilities
Borrowings	1 940	2 128	2 488
Accounts payable	1 120	1 035	1 128
Vouchers payable	1 000	843	794
Other liabilities	1 572	1 331	1 294
Total liabilities	5 632	5 337	5 704

Total shareholders' equity and liabilities	7 960	7 647	8 108

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SODEXHO GROUP

CONSOLIDATED INCOME STATEMENT	(in millions of euro)

	Year 2004-2005	% Revenues	change	Year 2003-2004	Year 2002-2003

Revenues	11 672	100%	1,5%	11 494	11 687

Other income	48			40	37
Purchases	(3 983)	-34,1%		(3 942)	(3 955)
Employee costs	(5 395)	-46,2%		(5 277)	(5 519)
Other external charges	(1 535)	-13,2%		(1 505)	(1 482)
Taxes, other than income taxes	(93)	-0,8%		(82)	(79)
Depreciation and increase in provisions	(184)	-1,6%		(213)	(175)

EBITA	530	4,5%	2,8%	515	514

Financial expense, net	(103)	-0,9%	-12,8%	(118)	(152)
Income before exceptional items, income taxes, income from equity method investees, goodwill amortization and minority interests	427	3,7%	7,4%	397	362
Exceptional income and expense, net	(95)			(33)	1
Income taxes	(103)	-0,9%		(109)	(134)
Income before income from equity method investees, goodwill amortization and minority interests	229	2,0%	-10,4%	255	229
Net income (loss) from equity method investees	-			1	4
Goodwill amortization	(60)	-0,5%	1,8%	(59)	(62)
Net income before minority interests	169	1,4%	-14,7%	197	171

Minority interests in net income of consolidated subsidiaries	10	0,0%	0,0%	14	9

GROUP NET INCOME	159	1,4%	-13,5%	183	162

Earnings per share (in euro)	1,00		-13,5%	1,15	1,02
Diluted earnings per share (in euro)	1,00		-13,5%	1,15	1,00

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SODEXHO GROUP

CASH FLOW

(in millions of Euro)	Year	Year	Year
	2004-2005	2003-2004	2002-2003

Operating activities

Consolidated income before income (loss) from equity	169	197	167
method investees and minority interests

Non cash items
Depreciation and provisions	307	263	215
Deferred taxes	(52)	(14)	(9)
Losses (gains) on disposal and other, net of tax	2	1	14

Cash provided by operating activities	426	447	387

Dividends received from equity method investees	0	4	3
Change in working capital from operating activities	229	163	100

Net cash provided by operating activities	655	614	490

Investing activities

Tangible and intangible fixed assets	(205)	(181)	(241)
Fixed asset disposals	15	19	15
Acquisitions, net of disposals, of consolidated subsidiaries	(7)	(74)	(33)
Change in working capital from investing activities	(6)	(9)	(19)

Net cash used in investing activities	(203)	(245)	(278)

Financing activities

Dividends paid to parent company shareholders	(108)	(95)	(94)
Dividends paid to minority shareholders of consolidated companies	(8)	(8)	(11)
Increase in shareholders' equity	0	1	0
Proceeds from borrowings	477	271	104
Repayment of borrowings	(656)	(541)	(178)
Change in working capital from financing activities	(37)	(29)	(23)

Net cash provided by (used in) financing activities	(332)	(401)	(202)

Increase in net cash, cash equivalents and marketable securities	120	(32)	10

Cash, cash equivalents and marketable securities, as of beginning of period	1 209	1 278	1 307
Add: provisions as of beginning of period	12	8	23
Cash, cash equivalents and marketable securities, as of end of period	1 365	1 209	1 278
Add: provisions as of end of period	3	12	8
Net effect of exchange rates on cash	(27)	33	54

Increase in net cash, cash equivalents and marketable securities	120	(32)	10

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SODEXHO GROUP

Analysis of operating activities and geographic information (in millions of euro)

Revenues	Year		Year
	2004/2005	Change	2003/2004

. By operating activity
Food and management services
North America	5 006	-0,5%	5 031
Continental Europe	3 919	4,2%	3 760
United Kingdom and Ireland	1 303	-3,6%	1 351
Rest of the World	1 164	5,3%	1 106
Service Vouchers and Cards	280	13,5%	246

total	11 672	1,5%	11 494

. By geographic region
North America	5 006	-0,5%	5 031
France	1 872	3,2%	1 814
United Kingdom and Ireland	1 308	-3,6%	1 357
Rest of Europe	2 193	5,7%	2 075
Rest of the World	1 293	6,2%	1 217

total	11 672	1,5%	11 494

Net fixed assets	As at		As at
	August 31, 2005	Change	August 31, 2004

. By operating activity
Food and management services
North America	2 388	-1,9%	2 433
Continental Europe	710	-0,8%	715
United Kingdom and Ireland	852	-2,8%	877
Rest of the World	156	2,9%	151
Service Vouchers and Cards	143	-2,7%	147
Holding Companies	33	2,9%	32

total	4 282	-1,7%	4 355

. By geographic region
North America	2 388	-1,9%	2 433
France	366	2,8%	355
United Kingdom and Ireland	852	-2,8%	877
Rest of Europe	408	-3,4%	423
Rest of the World	268	0,2%	267

total	4 282	-1,7%	4 355

EBITA	Year		Year
(before corporate expenses)	2004/2005	Change	2003/2004

. By operating activity
Food and management services
North America	222	-7,2%	239
Continental Europe	203	19,1%	171
United Kingdom and Ireland	27	-4,8%	28
Rest of the World	37	-1,9%	37
Service Vouchers and Cards	82	20,9%	68
Holding Companies	-41	46,0%	-28

total	530	2,8%	515

	As at		As at
Group employees	August 31, 2005	Change	August 31, 2004

. By geographic region
North America	120 157	2,9%	116 772
United Kingdom and Ireland	47 515	-3,1%	49 053
France	31 306	3,1%	30 359
Rest of Europe	55 964	5,3%	53 132
Rest of the World	69 504	9,2%	63 659

total	324 446	3,7%	312 975

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODEXHO ALLIANCE, SA

Date: November 17, 2005	By:	/s/ Siân Herbert-Jones

		Name:	Siân Herbert-Jones
		Title:	Chief Financial Officer